                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                 For May 2, 2006
                         Commission File Number 0-50822
                                               ---------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  X          Form 40-F
                                -----                 -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                   No  X
                          -----                -----

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) announced today the commencement of a comprehensive fixed-wing airborne geophysical survey over one of its two highly prospective uranium concessions in the west African country of Niger.

"Management is committed to advancing our Niger properties as quickly as possible, and we are pleased to be moving aggressively forward with our exploration program," said Kabir Ahmed, Chairman and CEO of Northwestern.
"Through the use of advanced surveying techniques not previously applied to these properties, Northwestern can focus its efforts on the most highly prospective targets within its approximately one million acres of total land area in Niger."

The airborne survey, which is being conducted by Fugro Airborne Surveys of South
Africa, is being flown over the In Gall concession at a line spacing of 200 meters, for a total of 11,219 line kilometers, at an aircraft elevation of 80 meters. The survey will acquire both radiometric and magnetometric data.
Radiometric information is used to indicate the presence of potential uranium-bearing mineralization, and the magnetic component will help define underlying structures that may be associated with uranium.

Northwestern's Irhazer concession, which is adjacent to the In Gall property, is also expected to be the subject of an airborne electromagnetic survey in the coming months.

The processed data from the airborne surveys will be utilized in combination with the exploration work previously conducted on the properties in the 1970s.
Through the compilation and analysis of the historical and new data,
Northwestern expects to delineate high-priority areas for uranium drill testing.

Following the completion of the airborne survey, Northwestern intends to initiate a ground geophysics program, which is expected to include an Induced
Polarization (IP) survey and soil sampling.

In Gall and Irhazer cover 988,000 acres (4,000 square kilometers) of highly prospective land within the same stratigraphy as two operating uranium mines that together provide almost 10% of worldwide production. Niger currently ranks as one of the world's top producers of uranium."

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Northwestern Mineral Ventures Inc.

                                             By: /s/ Kabir Ahmed
                                             -------------------
                                                   Kabir Ahmed
                                             Chief Executive Officer

Date: May 2, 2006